Exhibit 99.3

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ASML posts record full-year 2014 sales of € 5.86 billion

Announces new € 1 billion share buyback program

ASML 2014 Fourth Quarter and 2014 Annual Results

Veldhoven, the Netherlands

January 21, 2015

Forward looking statements

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21 January 2015

This document contains statements relating to certain projections and business trends that are forward-looking, including statements with respect to our outlook, expected customer demand in specified market segments, expected trends, systems backlog, IC unit demand, expected financial results, including expected or potential sales, other income, gross margin and expenses, tool orders and expected shipment of tools, productivity of our tools and systems performance, including TWINSCAN and EUV system performance (such as endurance tests), expected industry trends, the development of EUV technology and the number of EUV systems expected to be shipped and timing of shipments, our proposed dividend for 2014 and our intention to repurchase shares.

You can generally identify these statements by the use of words like “may”, “will”, “could”, “should”, “project”, “believe”, “anticipate”, “expect”, “plan”, “estimate”, “forecast”, “potential”, “intend”, “continue” and variations of these words or comparable words. These statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about the business and our future financial results and readers should not place undue reliance on them. Forward-looking statements do not guarantee future performance and involve risks and uncertainties. These risks and uncertainties include, without limitation, economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors (the principal product of our customer base), including the impact of general economic conditions on consumer confidence and demand for our customers’ products, competitive products and pricing, the impact of manufacturing efficiencies and capacity constraints, performance of our systems, the continuing success of technology advances and the related pace of new product development and customer acceptance of new products, the number and timing of EUV systems expected to be shipped and recognized in revenue, our ability to enforce patents and protect intellectual property rights, the risk of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, changes in exchange rates, available cash, distributable reserves for dividend payments and share repurchases, risks associated with the Cymer acquisition and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission. These forward-looking statements are made only as of the date of this document. We do not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

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21 January 2015

Agenda

Investor key messages

2014 Highlights

Business environment

Outlook

Technology highlights

Financial statements

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21 January 2015

Investor key messages

Investor key messages

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Shrink is the key industry driver supporting innovation and providing long term industry growth 21 January 2015

Moore’s Law will continue and be affordable

Lithography enables affordable shrink and therefore delivers compelling value for our customers ASML’s strategy of large R&D investments in lithography product roadmaps supports future industry needs DUV product improvement roadmaps and Holistic Litho enable multi-pass immersion patterning today, with Holistic Litho supporting EUV in future. These highly differentiated products provide unique value drivers for us and our customers EUV faces normal new technology introduction challenges but its adoption is now a matter of WHEN not IF. EUV will continue to enable Moore’s Law and will drive long term value for ASML ASML models an annual revenue opportunity of €10 billion by 2020 and given the significant leverage in our financial model this will allow a potential tripling of EPS by the end of this decade thereby creating significant value for all stakeholders We expect to continue to return excess cash to our shareholders through dividends that are stable or growing and regularly timed share buybacks in line with our policy

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21 January 2015

2014 Highlights

2014 – Highlights

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21 January 2015

Record net sales of € 5,856 million, up 12% vs 2013

Gross margin 44.3% vs 41.5% in 2013

Net income € 1,197 million, up 18% vs 2013

Basic EPS € 2.74, up 16% versus 2013

We achieved our target of 500 wafer per day productivity for EUV NXE:3300B at multiple customer sites

First order for 2 NXE:3350B EUV systems received from TSMC

Maintained our strong cash balance

Returned € 968 million to shareholders through combined dividend and share buybacks

Numbers have been rounded for readers’ convenience

Q4 results

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21 January 2015

Net sales of € 1,494 million, 35 litho systems sold, valued at € 1,085 million, net service and field option sales at € 409 million

Average selling price of € 31.0 million per machine

Gross margin of 44.0%

Operating margin of 22.1%

Net bookings of € 1,387 million, 51 systems (including orders for EUV NXE:3350B)

Backlog at € 2,772 million, 82 systems (including orders for EUV NXE:3350B)

Numbers have been rounded for readers’convenience

Net system sales breakdown in value

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21 January 2015

Technology

Q4’14 total value € 1,085 million

KrF 9%

ArF dry 1% i-line 1% EUV 6%

ArF Immersion 83%

End-Use

Memory 65%

IDM 10%

Foundry 25%

Region

(ship to location)

Taiwan 20%

Korea 41%

Japan 13%

USA 24%

Rest of Asia 2%

Sales in Units

20

10

3

1 1

EUV ArF i ArFdry KrF I-Line

Q4’14 total value € 844 million

KrF 12%

ArF dry 72% i-line 2% EUV 14%

ArF Immersion 83%

End-Use

Memory 28%

IDM 22%

Foundry 50%

Taiwan 29%

Korea 7%

USA 40%

Rest of Asia 9%

Europe 8%

13

10

5

2

EUV ArF i ArFdry KrF I-Line

Numbers have been rounded for readers’convenience

Total net sales million € by quarter

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7000

6000 5,651 5,856

5,245

5000 4,508 1,211 4,732 1,494

1,848

4000 3,768 1,023

1,521 1,459 1,322

955 2,954

3000 1,229

494 1,318

934 1,176

2000 697 1,596 1,529 1,644

1,228

930 844 581 1,069 1,187

1000

555 1,452 1,252 1,397

949 919 277 742 892

0 183

2007 2008 2009 2010 2011 2012 2013 2014

Q1 Q2

Q3

Q4

Net Sales

Numbers have been rounded for readers’convenience

Total net sales million € by End-use

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21 January 2015

Net Sales

7000

5,856

6000 5,651

5,245

767

5000 4,508 4,732 1,614

1,252

3,768 613 930

4000 1,856

417 1,186

2,954 944

3000 487 2,064

570 437 366 844 2,279 831

358

2000 1,596

698 440

421 2,585

1000 2,294 315 2,184 588 2,225

1,461 233 1,489

627 935

0

2007 2008 2009 2010 2011 2012 2013 2014

Memory

IDM Foundry

Service & Options

Numbers have been rounded for readers’ convenience

Bookings activity by sector

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21 January 2015

Q4’14 total value € 1,387 million

Memory 27%

IDM 8% Foundry 65%

Net booked, including EUV NXE:3350B

43 new tools at € 1,357 million

8 used tools at € 30 million

Q3’14

total value

€ 1,397 million

Memory

76%

IDM

9%

Foundry

15%

Net booked, not including EUV

37 new tools at € 1,346 million

10 used tools at € 51 million

Numbers have been rounded for readers’ convenience

Bookings includes orders for EUV NXE:3350B, starting in Q4’14

Backlog in value per Dec 31, 2014

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21 January 2015

Technology

Q4’14 total value € 2,772 million

ArF dry 3%

KrF 11% i-line 1%

EUV 7%

ArF immersion 78%

End-use

Foundry 37%

IDM 20%

Memory 43%

Region

(ship to location)

USA 23%

Taiwan 29%

Korea 34%

Rest of Asia 1% Europe 3% China 5% Japan 5%

Numbers have been rounded for readers’ convenience

Backlog includes orders for EUV NXE:3350B, starting in Q4’14

Capital return to shareholders

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21 January 2015

ASML proposes to again increase dividend by 15% to € 0.70 per ordinary share ASML also intends to purchase its own shares within 2015 – 2016, including 3.3 million shares to cover employee stock and stock option plans as well as up to € 750 million worth of shares intended to be cancelled. At current share price these intended repurchases represent a total value of approx. € 1 billion Buy back program will start on 22 January 2015

Dividend history

0.8

0.7

0.6

0.5

0.4

0.70

0.3 0.61

0.53

0.2 0.40 0.46

0.1 0.25 0.20 0.20

0

2007 2008 2009 2010 2011 2012 2013 2014

Dividend (euro)

Cumulative capital return

€ millions

6000

5000

4000

3000

2000

1000

0

2006 2007 2008 2009 2010 2011 2012 2013 2014

Dividend

Share buyback

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Business environment

Business environment

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2015 bit growth is forecasted to be similar to 2014 at around 30% 2x nm node ramps expected to meet bit demand Some wafer capacity adds to compensate growing die size (mobile) Litho tool adds to compensate process complexity

2015 bit growth is forecasted to be about same level as 2014 at around 35% Demand met through 1x nm planar shrink and capacity expansion via new litho equipment purchases and tool relocations

28 and 20nm node capacity additions continue

16 / 14nm nodes in qualification 10nm process development continues

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Outlook

Outlook

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Looking ahead to H1 2015, we expect both our sales to the memory segment and our service and field option business to continue to be strong and sales to the logic segment to increase from H2 2014 to H1 2015

Q1 net sales around € 1.6 billion, no EUV expected

Gross margin around 47%

R&D costs of about € 260 million

SG&A costs of about € 83 million

Other income (Customer Co-Investment Program) of about € 20 million

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Technology highlights

2014 Product Highlights

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21 January 2015

EUV

A total of 7 EUV NXE:3300B systems were in the field by the end of 2014

Achieved our target of 500 wafers per day productivity on NXE:3300B at multiple customer sites

Demonstrated stable source operation at 80 W running continuously for 24 hours at a customer site

TSMC ordered 2 NXE:3350B systems for delivery in 2015 with the intention to use those systems in production

DUV and Holistic Litho

Ramped our newest immersion system NXT:1970Ci, and shipped 51 systems

Set productivity records for immersion systems: 2 systems each imaged more than 1.5 million wafers in a 12-month period

Ramp in shipments of our YieldStar metrology tool continued, bringing the total installed base at all major customers to 199 systems

EUV 2015: Focus on stability and availability

Target remains 1000 wafers per day (wpd)

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Automation

Conversion efficiency Collector

lifetime

Drive laser

power Droplet Dose generator reliability

margin

>1000 WPD

Laser to

Drive laser

droplet in 2015

control reliability

Optical Exposure transmission dose

Overhead Stage accuracy optimization at high speed

Targeting 70% availability

Collector lifetime:

Flows, heated vanes

In-situ cleaning

Droplet Generator:

Warm swap

Reliability

Seed Table:

Seed laser reliability

EUV shipments and revenue recognition

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EUV shipments & revenue 2015

Shipment plan 1

NXE:3300B

Revenue 1

Shipment plan 3

NXE:3300B ? 3350B*

Revenue TBD**

NXE:3350B Shipment plan 6

Revenue TBD**

* NXE:3300B systems will be converted to NXE:3350B configuration

** Timing of revenue recognition depending on final T&Cs in commercial agreements

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Financial statements

Consolidated statements of operations by year M€

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21 January 2015

2013 2014

Net sales 5,245 5,856

Gross profit 2,177 2,596

Gross margin % 41.5% 44.3%

Other income* 64 81

R&D costs(882)(1,074)

SG&A costs(312)(321)

Income from operations 1,048 1,282

Operating income % 20.0% 21.9%

Net income 1,016 1,197

Net income as a % of net sales 19.4% 20.4%

Earnings per share (basic) € 2.36 2.74

Numbers have been rounded for readers’convenience

* Customer Co-Investment Program (CCIP)

Consolidated statements of operations M€

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Q4 13 Q1 14 Q2 14 Q3 14 Q4 14

Net sales 1,848 1,397 1,644 1,322 1,494

Gross profit 806 610 752 578 657

Gross margin % 43.6% 43.6% 45.7% 43.7% 44.0%

Other income* 17 20 20 20 20

R&D costs(253)(279)(267)(260)(268)

SG&A costs(90)(85)(80)(77)(79)

Income from operations 480 266 425 261 330

Operating income % 26.0% 19.0% 25.9% 19.8% 22.1%

Net income 481 249 399 244 305

Net income as a % of net sales 26.0% 17.8% 24.3% 18.5% 20.4%

Earnings per share (basic) € 1.09 0.57 0.91 0.56 0.70

Earnings per share (diluted) € 1.08 0.56 0.90 0.56 0.70

Litho units sold 56 40 31 30 35

ASP new litho systems 26.5 28.6 45.2 35.9 34.7

Net booking value 1,449 1,070 1,048 1,397 1,387**

Numbers have been rounded for readers’convenience

* Customer Co-Investment Program (CCIP)

** Q4 Net bookings includes EUV NXE:3350B orders

Cash flows M€

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Q4 13 Q1 14 Q2 14 Q3 14 Q4 14

Net income 481 249 399 244 305

Net cash provided by (used in) operating activities 522 203 198 214 409

Net cash provided by (used in) investing activities(95) 5(74)(24) 77

Net cash provided by (used in) financing activities(153)(141)(414)(161)(213)

Net increase (decrease) in cash & cash equivalents 270 67(287) 34 275

Free cash flow * 444 128 125 130 281

Numbers have been rounded for readers’convenience

* Free cash flow is defined as net cash provided by (used in) operating activities minus investments in Capex (Purchase of PP E and intangibles), see U.S. GAAP Summary Consolidated Financial Statements

Balance sheets M€

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21

Assets Q4 13 Q1 14 Q2 14 Q3 14 Q4 14

Cash & cash equivalents and short-term investments 3,011 2,998 2,711 2,685 2,754

Net accounts receivable and finance receivables 1,175 1,177 1,429 1,336 1,304

Inventories, net 2,393 2,548 2,616 2,677 2,550

Other assets 635 684 727 712 835

Tax assets 296 340 329 337 232

Goodwill 2,089 2,093 2,116 2,265 2,358

Other intangible assets 697 688 686 713 724

Property, plant and equipment 1,218 1,231 1,275 1,372 1,447

Total assets 11,514 11,758 11,889 12,097 12,204

Liabilities and shareholders’ equity

Current liabilities 2,869 2,958 3,065 2,926 2,889

Non-current liabilities 1,723 1,744 1,743 1,847 1,802

Shareholders’ equity 6,922 7,057 7,081 7,324 7,513

Total liabilities and shareholders’ equity 11,514 11,758 11,889 12,097 12,204

Numbers have been rounded for readers’convenience

ASML